









GeneralFINANCE
CORPORATION
NASDAQ: GFN

Investor Presentation
Through Third Quarter Ended March 31, 2015

Safe Harbor Statement

Statements in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from those described in forward-looking statements. We believe that the expectations represented by our forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward looking statements contained herein are made as of the date of the presentation, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those described in our filings with the Securities and Exchange Commission (the "SEC").

This presentation references financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"), that our management uses in order to assist analysts and investors in evaluating our financial results. These financial measures not in accordance with GAAP ("Non-GAAP Financial Measures") are defined in the Appendix. In each case, the most directly comparable GAAP financial measure, if available, is presented, and a reconciliation of the Non-GAAP Financial Measure and GAAP financial measure is provided.

GeneralFINANCE

General Finance at a Glance

- Leading provider of specialty rental solutions in the portable (or mobile) storage, liquid containment and modular space industries (portable services)
- Broad and expanding geographic presence with 69 branch locations across North America and Asia-Pacific
- 100% ownership of Pac-Van and Lone Star Tank Rental in North America
- Over 50% ownership of Royal Wolf in the Asia-Pacific region
- 90% ownership of Southern Frac, a domestic manufacturer of portable liquid storage tanks
- TTM (3/31/15) consolidated revenues of $328.6 million; consolidated adjusted EBITDA of $93.7 million*









LONE STAR TANK RENTAL, INC.

Pac-Van

ROYAL WOLF

SOUTHERN FRAC TANK MANUFACTURING

*Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

Our Specialty Rental Services Fleet Categories

Portable Storage Fleet Units

Storage Containers



Fleet Units (3/31/15): 46,137

Office Containers



Fleet Units (3/31/15): 7,750

Freight Containers



Fleet Units (3/31/15): 9,397

Modular Space Fleet Units

Modular Buildings



Fleet Units (3/31/15): 1,138

Mobile Offices



Fleet Units (3/31/15): 4,711

Liquid Containment Fleet Units

Liquid Containment Tanks



Fleet Units (3/31/15): 3,974

General FINANCE CORPORATION

Investment Highlights

Human Capital

- Strategy and vision by industry founder
- Senior management drives disciplined growth strategies, operational guidance and capital markets support
- Most experienced and industry leading acquisitions team (7 acquisitions in current fiscal year)

Expansion Platform

- Top five market leader in North America with ample geographic development and expansion potential
- Market leader in Australia and New Zealand with focus to increase rental penetration
- Diversified customer base

Attractive Asset Class

- Long lived assets, rapid payback and minimal maintenance capex
- Differentiation and diversification of lease fleet

Financial Performance

- Revenue and adjusted EBITDA growth
- Strong discretionary free cash flow, capacity and liquidity
- Greater focus on leasing positively impacts EBITDA margins

GeneralFINANCE
CORPORATION

Experienced Senior and Field Level Management Team

- Dedicated senior executive management team with an average of over 20 years of industry experience
- Regional management personnel have specific product expertise and an average of 15 years of industry experience

Name	Title	Prior Experience	Industry Experience (Years)
Ronald Valenta	President, CEO	- Founder, Mobile Services Group, Inc. - Founding Director, National Portable Storage Association - Arthur Andersen & Co.	26
Charles Barrantes	EVP, CFO	- VP and CFO, Royce Medical Company - CFO, Earl Scheib, Inc. - Arthur Andersen & Co.	37
Christopher Wilson	General Counsel, VP & Secretary	- General Counsel and Assistant Secretary, Mobile Services Group, Inc. - Associate, Paul Hastings LLP	13
Jeffrey Kluckman	EVP, Business Development	- VP of Mergers and Acquisitions, Mobile Mini - Mobile Services Group - RSC Equipment Rental	15
Robert Allan	CEO of Royal Wolf	- Group General Manager, IPS Logistics Pty Ltd. - Regional Director, Triton Container International	33
Theodore Mourouzis	President, CEO of Pac-Van	- Controller for a 3M joint venture - Management consultant, Deloitte & Touche - President of a picture framing distributor and CFO of its holding company	18

Leadership Position in North America with Extensive Branch Network

- Top 5 recognized provider on national, regional and local level
- 39 branches in the United States
  - Presence in 30 of top 50 MSAs
- 2 branches in Western Canada
  - Growing territory with diverse end market demand
- Total lease fleet of 30,790 units
- TTM (3/31/15) revenue of $170.8 million
- TTM (3/31/15) adjusted EBITDA of $55.1 million*

North American Branch Network


Edmonton, AB, CA
Calgary, AB, CA
Watford City
Green Bay
Milwaukee
Detroit
Quad Cities
Des Moines
Chicago
Pittsburgh
Trenton
Salt Lake City
Indianapolis
Denver
Kansas City
St. Louis
Charleston
Bakersfield
Las Vegas
Nashville
Memphis
LA-Chino
Atlanta
Charlotte
Phoenix
Kermit
Albany
Dallas
Jacksonville
Austin
San Antonio
Kenedy
Corpus Christi
Orlando

INDIANA
Elkhart

OHIO
Cincinnati
Cleveland
Columbus
Toledo

KENTUCKY
Louisville
Paducah

Note: Branch figures as of March 31, 2015.
*Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

#1 Market Share Leader in Asia-Pacific

- Leadership position with 35% market share (1) in Australia and New Zealand
- Only container leasing and sales company with a nationally integrated infrastructure and workforce
- Largest branch network of any storage container company in Australia and New Zealand
  - 19 branches in Australia
  - 9 branches in New Zealand
  - Represents all major metropolitan areas
- Total lease fleet of 42,317 units
- TTM (3/31/15) revenue of $138.6 million
- TTM (3/31/15) adjusted EBITDA of $41.4 million (2)

Asia-Pacific Branch Network


Darwin
Cairns
Townsville
Rockhampton
Brisbane - Banyo
South Brisbane
Gold Coast
Newcastle
Central Coast
Sydney-St Marys
Moorebank
Canberra
Geraldton
Perth-Bayswater
Perth-Bibra Lake
Adelaide
Melbourne -Sunshine
Melbourne - Clayton
Hobart
Silverdale
Auckland
Tauranga
Hamilton
Napier
Palmerston North
Wellington
Christchurch
Dunedin

Note: Branch figures as of March 31, 2015.
(1) Management estimate.
(2) Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

Diversified Customer Base

**Combined Leasing Operations
TTM (3/31/15)**



Construction 17%
Commercial 13%
Other 4%
Education 1%
Mining 4%
Retail 6%
Govt. 5%
Consumer 7%
Industrial 8%
Moving & Transportation 8%
Oil & Gas 27%

- **Over 30,000 customers in over 20 industries**
- **No customer accounted for more than 4% of FY2014 revenue**

General FINANCE CORPORATION

Compelling Unit Economics

Best Rental Asset

Typical Cost:
$2,000 - $2,500

Typical Rent:
$100/Cycle

Typical Utilization
Rate: 80%

High Incremental
EBITDA Margin

Attractive Tax
Attributes

Long Economic Life

Minimal Maintenance
Expense



Historical Financial Summary

Revenue


Leasing Revenue


Adjusted EBITDA[2]


Free Cash Flow Before Net Fleet Activity and Acquisitions[2]


GeneralFINANCE CORPORATION

(1) Represents 12 months ended 3/31/15.
(2) Adjusted EBITDA and Free Cash Flow are Non-GAAP financial measures. Please see reconciliations in the Appendix.

Year to Date Financial Performance of Base Operations (9 Months Ended 3/31/15)

- Overall revenue increased 21% to $238.5 million and Adjusted EBITDA increased 54% to $70.3 million
  - Base Revenue and Adjusted EBITDA growth rates of 4% and 12%, respectively

Revenue



($ in millions)
$250
$200
$150
$100
$50
$0
$197.0
$11.0
$186.0
$238.5
$44.5
$194.0
Overall Growth: 21.1%
Base Growth: 4.3%
9 Months Ended 3/31/14
9 Months Ended 3/31/15
Base
One-Time Sale
Lone Star Acquisition

Adjusted EBITDA



($ in millions)
$75
$60
$45
$30
$15
$0
$45.7
$19.1
$51.2
Overall Growth: 53.8%
Base Growth: 12.0%
9 Months Ended 3/31/14
9 Months Ended 3/31/15
Base
Lone Star Acquisition

Disciplined Balance Sheet Management and Capital Allocation

- Proven track record of organic and acquisition growth while maintaining modest leverage
  - Historical leverage levels of 3.5x – 4.0x provides financial flexibility
- Fleet capital investment is discretionary and has been a significant component of our total investment spending
  - Minimal maintenance capital expenditure requirements creates ability to generate significant free cash flow during a potential economic downturn



Net Fleet Capital Expenditures, Acquisitions and Fleet Count



Leverage [1] and Total Debt

(1) Represents total debt, less cash, divided by TTM Adjusted EBITDA.
(2) Pro Forma to include Lone Star Tank Rental, acquired in April 2014
(3) Represents 12 months ended 3/31/15.

Capital Structure as of 3/31/15

	Corporate	Asia-Pacific Leasing Operations	North America Leasing Operations	North America Manufacturing Operations
Consolidated cash	• $8.6 million			
Debt	• $72.0 million 8.125% Senior Notes • $15.0 million Term Loan	• $109.4 million outstanding on $134.6 million (A$175.0 million) Senior Credit Facility[1]	• $160.6 million outstanding on $220.0 million Senior Credit Facility • $12.7 million - other[2]	• $2.9 million outstanding on $12.0 million Senior Credit Facility • $0.6 million seller note
Common equity	• 25.9 million shares outstanding	• 100.4 million shares outstanding • Over 50% of shares owned by General Finance	• 100% owned by General Finance	• 90% owned by General Finance
Cumulative preferred stock	• $40.1 million			

[1] Asia-Pacific Leasing Operations amounts are translated into U.S. Dollars based on $0.7691 AUD/USD as of 3/31/15.
[2] Other North America Leasing Operations debt includes $8.8 million of General Indemnity and Non-Compete Notes, as a result of the Lone Star acquisition.

Appendix

General Finance Organizational Structure [1] [2]



(1)   Summary organization chart is illustrative and does not reflect the legal operating structure of General Finance.
(2)   Reflects consolidated revenues for the twelve months ended March 31, 2015.

Reconciliation of non-GAAP Measures

Adjusted EBITDA is a non-U.S. GAAP measure. We calculate adjusted EBITDA to eliminate the impact of certain items we do not consider to be indicative of the performance of our ongoing operations. In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We present adjusted EBITDA because we consider it to be an important supplemental measure of our performance and because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA and a form of adjusted EBITDA when reporting their results. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted EBITDA only supplementally. The following tables show our adjusted EBITDA and the reconciliation from net income on a consolidated basis and from operating income for our operating units and the reconciliation of free cash flow on a consolidated basis from our statement of cash flows.

GeneralFINANCE
C O R P O R A T I O N

Reconciliation of Consolidated Adjusted EBITDA

(in thousands)	Year Ended June 30,					Nine Months Ended March 31,		TTM March 31,
	2010	2011	2012	2013	2014*	2014	2015	2015
Net income (loss)	($8,956)	($8,858)	$8,742	$11,413	$15,149	$10,610	$14,121	$18,660
Add (Deduct) --								
Provision (benefit) for income taxes	(1,261)	2,958	5,360	8,195	11,620	7,621	9,414	13,413
Foreign currency exchange loss (gain) and other	(1,948)	(4,125)	(443)	(1,028)	1,372	1,061	219	530
Interest expense	15,974	20,293	12,743	10,969	11,952	7,216	16,006	20,742
Interest income	(234)	(487)	(157)	(58)	(52)	(37)	(52)	(67)
Depreciation and amortization	19,619	19,165	18,924	22,241	27,127	17,848	28,752	38,031
Impairment of goodwill	7,633	5,858	---	---	---	---	---	---
Share-based compensation expense	629	693	901	1,316	1,938	1,403	1,454	1,989
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	---	369	---	---	---	---	---	---
Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team	---	802	---	---	---	---	---	---
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	---	1,311	---	---	---	---	---	---
Expenses of postponed public equity offering	---	---	---	---	---	---	365	365
Adjusted EBITDA	$31,456	$37,979	$46,070	$53,048	$69,106	$45,722	$70,279	$93,663

General FINANCE CORPORATION

* FY 2014 includes approximately $7.0 million of adjusted EBITDA from Lone Star Tank Rental Inc., which was acquired on April 7, 2014.

Reconciliation of Operating Unit Adjusted EBITDA – Pac-Van

(in thousands)

	Year Ended June 30,					Nine Months Ended March 31,		TTM March 31,
	2010	2011	2012	2013	2014	2014	2015	2015
Operating income (loss)	($1,496)	($1,535)	$5,881	$8,403	$13,323	$10,419	$15,209	$18,113
Add --								
Depreciation and amortization	6,440	6,023	5,789	6,154	7,928	5,423	8,103	10,608
Impairment of goodwill	7,633	5,858	---	---	---	---	---	---
Share-based compensation expense	165	94	197	259	312	240	219	291
Adjusted EBITDA	$12,742	$10,440	$11,867	$14,816	$21,563	$16,082	$23,531	$29,012

GeneralFINANCE CORPORATION

Reconciliation of Operating Unit Adjusted EBITDA - Lone Star Tank Rental

(in thousands)

	Twelve Months Ended December 31, 2013	Quarter Ended June 30, 2014	Nine Months Ended March 31, 2015	TTM March 31, 2015
Operating income	$15,033	$4,311	$10,613	$14,924
Add --				
Depreciation and amortization	5,356	2,656	8,502	11,158
Share-based compensation	---	1	7	8
Adjusted EBITDA	$20,389	$6,968	$19,122	$26,090

GeneralFINANCE
C O R P O R A T I O N

Reconciliation of Operating Unit Adjusted EBITDA - Royal Wolf

(in thousands)

	Year Ended June 30,					Nine Months Ended March 31,		TTM March 31,	TTM March 31,
	2010	2011	2012	2013	2014	2014	2015	2015	2015
Operating income	A$9,014	A$14,336	A$23,185	A$26,397	A$29,977	A$20,768	A$18,878	A$28,087	US$24,711
Add --									
Depreciation and Amortization	14,925	13,262	12,704	14,997	17,190	12,964	13,853	18,079	15,772
Share-based compensation expense	126	143	297	567	932	657	725	1,000	876
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	---	345	---	---	---	---	---	---	---
Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team	---	750	---	---	---	---	---	---	---
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	---	1,225	---	---	---	---	---	---	---
Adjusted EBITDA	A$24,065	A$30,061	A$36,186	A$41,961	A$48,099	A$34,389	A$33,456	A$47,166	US$41,359

GeneralFINANCE CORPORATION

Reconciliation of Consolidated Free Cash Flow

($ in millions)	FY 09	FY 10	FY 11	FY 12	FY 13	FY 14	TTM 3/31/15
Cash From Operations	$20.3	$16.7	$18.5	$15.2	$34.9	$51.5	$53.3
Changes in Fleet Inventory	(3.9)	(4.4)	(1.6)	10.4	(4.8)	(12.4)	(3.6)
Adjusted Cash From Operations	$16.4	$12.3	$16.9	$25.6	$30.1	$39.1	$49.7
Cash From Investing	($35.8)	$0.7	($20.7)	($53.2)	($69.7)	($163.6)	($202.2)
Add-back Business and Real Estate Acquisitions	21.0	-	0.9	4.6	14.6	90.7	119.2
Add-back Net Fleet Purchases	11.3	(2.9)	16.1	45.4	47.6	65.7	74.2
Adjusted Cash From Investing	($3.5)	($2.2)	($3.7)	($3.2)	($7.5)	($7.2)	($8.8)
Free Cash Flow Prior to Net Fleet Activity and Acquisitions	$12.9	$10.1	$13.2	$22.4	$22.6	$31.9	$40.9

General FINANCE CORPORATION

High EBITDA Margins Generated on Additional Units

■ Established fixed cost infrastructure provides operating leverage to drive high margins on incremental units



Incremental EBITDA Margin of Over 80% on Additional Leased Units

General FINANCE
C O R P O R A T I O N

(1) Data based on consolidated Pac-Van and Royal Wolf financial results for the 9 month period ended 3/31/15.











General FINANCE

C O R P O R A T I O N

NASDAQ: GFN